FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 – 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   “Carl R. Jonsson”

Name:   Carl R. Jonsson

Title:   Director

Dated:   June 16, 2004

Exhibit Index

Exhibit

Description

Management Discussion and Analysis at May 31, 2004

ACREX VENTURES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS - AMENDED

DATED MAY 31, 2004

1.

Overall Performance

The Company, as it is only involved in the exploration of a mineral property, does not have any operations or cash flows to analyse or discuss.  This MD & A covers 2003 and up to May 31, 2004.

The Company, in its February 20, 2002 prospectus, forecast general and administrative expenses for the following 12 months at $8,000 per month plus the costs of the prospectus offering of $35,000 – a total of $131,000.  However, for the fiscal year ended December 31, 2002 the Company’s general and administrative costs totaled $240,433.  Management found that, notwithstanding its attempts to control costs, they were substantially higher than expected.  One particular item was $58,898 for Investor Relations – an activity that was not anticipated at the date of the Prospectus but which Management subsequently concluded was necessary.  Difficulties in getting the Prospectus finalized also resulted in higher than anticipated legal and accounting costs.

In 2003 the expenses (excluding the deemed costs of options granted) averaged a little in excess of $30,000 per month.  During the Quarter ending March 31, 2004 the average general and administrative costs were slightly  higher at $33,632 per month.  This was as a result of the Company’s higher level of activities in the Quarter.

As previously reported, the Company, by an agreement dated September 1, 2001, amended January 17, 2003, obtained an option to earn interest varying between 50% and 70% in the Michaud property near Timmins, Ontario.  The Company has satisfied all its obligations with respect to work on the Michaud property to date.  To complete the earning of a 50% interest in a portion of the property the Company must spend $1,000,000 on exploration work on the property.  As of March 31, 2004, the Company had spent $882,473.  The Company plans to recommence a drilling programme on the property after Spring break-up – on which it will expend not less than the remaining $117,527 necessary to reach the $1,000,000 target and complete the earning of the 50% interest.

A new NI 43-101 report, dated April 8, 2004 (“Meixner Report”), has been prepared for the Company by an independent Qualified Person, Mr. Henry Meixner, P.Geo.  Additional old technical reports received from Barrick Gold Corp. in late 2003 included a revised resource calculation on the Southwest Zone incorporating data from the 44 drill holes completed in 1997 after the original 1996 resource calculation.  Mr. Meixner has reviewed and reported on both resource calculations.  The 1996 Barrick resource was described by Mr. Meixner in his 2001 report as an inferred resource estimate of 2.4 million tonnes average 6.07 g/t gold over a width of 6.4 meters and estimated to contain 468,000 ounces of gold.  The 1997 Barrick recalculation upgraded this inferred resource to 3.2 million tonnes averaging 5.98 g/t gold over an average width of 3.8 meters, estimated to contain approximately 624,500 ounces of gold.  The Meixner reports can be viewed by visiting www.sedar.com.

The work previously done by the Company on the Michaud property consisted of prospecting, geophysical surveys and 3,038.5 meters of diamond drilling in 9 holes done in 2002.

Mr. Meixner has recommended, in the Meixner Report, that the Company conduct further exploration work on the property.  This would consist of magnetometer and induced polarization surveys to select additional drill targets and up to 14,000 meters of drilling.  The estimated cost of this programme is $2,001,000.  It is the Company’s plan to conduct the recommended exploration work – subject to funding being available and the results obtained from the work as it progresses.  As at this date the only specific plan of the Company is, as noted above, to do additional drilling on the property – to expend at least $117,527.  It is anticipated that the work may be initiated by July 1, 2004.  It is considered that this small programme is part of the larger programme recommended in the Meixner Report.  It is not anticipated that the results of the small programme will affect the Company’s tentative plans to proceed with the larger programme recommended in the Meixner Report if and when funding is available.

The Company’s principal business objective will be to continue exploration work on the Michaud property so long as it continues to get encouraging results.

2.

Selected Annual Information

The following information is given for the last three fiscal year-ends of the Company:

	December 31, 2003	December 31, 2002	December 31, 2001
(a) Net sales or total revenues	$ 22,028	$ 3,578	$ 451
(b) Net income or (loss) before discontinued items or extraordinary items: – total – per share undiluted - per share diluted	(475,307) (0.06) (0.03)	(240,433) (0.04) (0.04)	(92,248) (0.03) (0.03)
(c) Net income or loss - total - per share undiluted - per share diluted	(453,279) (0.06) (0.03)	(236,855) (0.04) (0.04)	(91,797) (0.03) (0.03)
(d) Total assets	$1,717,723	$972,513	$ 972,513
(e) Total long-term financial liabilities	Nil	Nil	Nil
(f) Cash dividends declared per share	Nil	Nil	Nil

Differences in the losses incurred by the Company in the various periods are caused entirely by variations in the amounts that the Company incurred in its day-to-day operations and, primarily, in raising funding or planning exploration work on its Ontario property.

3

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	March 31/04	Dec. 31/03	Sept. 30/03	June 30/03	March 31/03	Dec. 31/02	Sept. 30/02	June 30/02
(a) Net sales or total revenues	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
(b) Loss before extraordinary items - total - per share undiluted - per share diluted*	100,895 0.01	216,904 0.02	61,790 0.01	93,502 0.01	103,111 0.01	77,793 0.01	87,282 0.01	63,734 0.02
I Net loss - total - per share undiluted - per share diluted	104,360 0.01	231,887 0.02	31,704 0.00	94,483 0.01	95,205 0.01	74,215 0.01	87,285 0.01	63,734 0.02

*As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

The differences in the figures between the various quarters is due only to the amount of activity by the Company in each quarter – primarily in raising funding or supervising exploration work on its property

4.

Liquidity

At the closing of business March 31, 2004 the Company had net working capital of $827,697.  This represents sufficient funding for the Company to conduct some additional exploration work on its optioned Ontario mining property – and, in particular, to complete the earning of a 50% joint venture interest in a portion of it.  If the Company decides to proceed with a major exploration programme on the property additional funding will be required.  Some of this can be anticipated to come from the exercise of outstanding share purchase warrants and share purchase options – although the amounts that might be received from such exercises is not determinable at this time.  Nor is there any assurance that the Company will be able to raise the additional funding that it would require if it wishes to proceed with a further major property exploration programme.  In the meantime the Company has no financial commitments other than to pay its monthly general and administrative expenses.

5.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year – except that:

(a)

the Company pays $9,000 per month to a company which is wholly owned by Mr. Malcolm Powell – in payment for Mr. Powell’s management of the Company;  and $839 per month for the rental of computer and other equipment;

(b)

Frank Lang is paid a monthly director’s fee of $2,500;

I

Carl Jonsson is a principal in the law firm which acts as the Company’s Solicitors – and accordingly receives a benefit from the fees paid to the law firm for legal services rendered;

(d)

Gregory Crowe is, on occasion, paid professional geological consulting fees for geological consulting services performed by him for the Company.

6.

Fourth Quarter

There are no events in the fourth quarter of the 2003 fiscal year nor in the quarter ending March 31, 2004 which had any significant impact in the Company’s financial condition nor which could be considered extraordinary items.  Because the Company’s optioned Ontario mineral claims are in muskeg country exploration on the property could be considered seasonal – in that access to the surface of the property is easier and less expensive during mid-Winter frozen conditions and dry late Summer conditions whereas access is difficult and hence more expensive during the Spring and Fall periods.

7.

Other MD & A Requirements

(a)

Additional information relating to the Company – including the Company’s most recent Annual Information Form dated April 26, 2004 – has been filed on SEDAR and is available at www.sedar.com.

(b)       (i)

As the Company has not had any revenue from operations in its last two financial years the following additional information is provided:

(A)

Breakdown of exploration costs:

	2003 $	2002 $
Assays Consulting Core facility Drilling Field vehicles Lodging Surveying and linecutting Travel Other	5,554 53,888 3,850 98,538 6,906 5,987 30,814 3,654 5,198	14,634 42,570 4,200 186,114 6,250 5,669 35,425 6,111 6,970
Totals:	$214,389	$ 307,943

(B)

General and administration expenses.

Breakdown of general and administration expenses:

	2003 $	2002 $

Accounting

Business investigation costs

Consulting

Filing fees

Insurance

Investor relations

Legal

Management fees

Office and general

Promotion and travel

Rent

Stock-based compensation – deemed

Transfer agent fees

	36,798 5,699 44,290 14,718 2,188 25,933 64,311 86,000 31,998 29,780 14,400 112,000 7,192	9,668 - 13,905 4,095 1,750 58,898 55,865 42,000 30,829 7,982 7,200 - 8,241
Totals:	$475,307	$240,433

(c)

Outstanding share data:

(i)

The Company has 13,167,616 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has share purchase option outstanding entitling the purchase of:

-

740,000 shares of the Company exercisable at $0.30 per share before June 3, 2007.

-

565,000 shares of the Company exercisable at $0.28 per share before

November 4, 2008.

(iii)

The Company has purchase warrants outstanding exercisable to purchase a total of 3,495,800 shares, being:

-

1,064,000 shares may be purchased until October 29, 2004 at $0.27 per share

-

2,431,800 shares may be purchased until April 30, 2005 at $0.28 per share